LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04046916

SUPPL

RECEIVED
2004 DEC 22 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of December 20, 2004

- **Legacy Hotels Real Estate Investment Trust Refinances Debt**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

dlw 12/29

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

**LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
REFINANCES DEBT**

TORONTO, December 20, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) successfully refinanced its short-term debt with the closing of two mortgages.

Acquisition financing for The Fairmont Olympic Hotel, Seattle was repaid with a 5-year mortgage refinancing on the property. Proceeds of US$62 million (Cdn$76 million) have been applied towards the existing US$42 million (Cdn$52 million) mortgage and a US$20 million (Cdn$24 million) note due in February 2005. The mortgage will have both a fixed and floating interest rate component with an aggregate current effective rate of approximately 5.4%. Legacy incurred approximately Cdn$1 million in costs associated with the mortgage settlement and foreign exchange losses resulting from deposit recoveries.

Bank debt outstanding has been fully repaid with proceeds from a new Cdn$45 million fixed rate mortgage on The Fairmont Palliser. This 4½-year mortgage has an effective interest rate of 6.2%. The balance of the proceeds are available for general corporate purposes. As a result of these financings, Legacy does not have any debt maturities until 2007.

"The availability of capital at attractive interest rates made this an ideal time to refinance our short-term maturities. The completion of these financings addresses our debt maturities for the next two years and significantly improves our financial flexibility," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "These financings also serve to substantiate the desirability and underlying value of our real estate."

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca